

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2014

Via E-mail
Brian E. Farley
Chief Executive Officer
Entellus Medical, Inc.
3600 Holly Lane North, Suite 40
Plymouth, MN 55447

> **Re:** **Entellus Medical, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 7, 2014**
> **CIK No. 0001374128**

Dear Mr. Farley:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

1.	Please balance your summary to include your history of net and operating losses and your accumulated deficit. Also revise your summary to address the fact that you do not market your products outside the United States and Canada, as disclosed on page 79.

2.	Please tell us why you believe information regarding health insurance coverage in the last paragraph on page 1 is appropriate for your prospectus summary given your estimate on page 2 that the addressable market for your product in the United States consists of only approximately 630,000 patients. In addition, please disclose the basis for that estimate, as well as for your estimated market opportunity of approximately $1 billion and your estimate on page 72 that approximately six million Americans under the age of 18 suffer from chronic sinusitis.

Risks Associated with Our Business, page 5

3.   We note your disclosure in the fifth bullet point that you are exposed to a "variety of risks" as a result of your agreement with Acclarent. Please expand your disclosure to highlight the most important of these risks. Also expand your disclosure in this section to address the material weakness in your internal control over financial reporting.

Implications of Being an Emerging Growth Company, page 6

4.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Results of Operations, page 52

5.   Please revise to separately quantify the effect of each of the material reasons for the changes in revenue that you mention. In this regard, we note your reference on page 53 to the introduction of your XprESS LoProfile with Light Fiber in January 2013 and the launch of your XprESS LoProfile with LED Light Fiber in August 2013, as well as the increase in average selling price. Also please quantify separately the effects of prices and volume in the changes in your gross margins.

Stock-Based Compensation, page 60

6.   Please tell us the estimated IPO price range. To the extent there is a significant difference between the estimated grant-date fair value of your common stock during the past twelve months and the estimated IPO price, please discuss for us each significant factor contributing to the difference.

Our Competitive Strengths, page 67

7.   With a view toward clarified disclosure, please explain to us why your products do not require "significant additional capital expenditures by ENT physicians associated with some competing products."

Our Products, page 70

8.   Refer to the first sentence of the last risk factor on page 22. Please revise your prospectus to disclose the "specific treatments" for which your products have been cleared by the Food and Drug Administration.

Clinical Results and Studies, page 73

9.   Please clarify why your trial has been the only one "with sufficient statistical power" to demonstrate advantages of balloon sinus dilation, as you disclose on this page.

Competition, page 81

10.   Please revise to clarify whether your XprESS devices require the use of your PathAssist products, or whether another manufacturer's tools can be used with your devices.

Principal Stockholders, page 117

11.   Please disclose the three individuals you mention in note (3) on page 119 who exercise shared voting and/or dispositive powers with respect to the shares held in the name of Split Rock Partners, LP.

Revenue Recognition, page F-10

12.   We note that you recognize sales of XeroGel under the distribution agreement with CogENT on a net basis. Please revise to clarify your arrangement with CogENT, including whether you take ownership of inventory and explain to us your consideration of the guidance in FASB ASC 605-45. Please also disclose the amount of revenue recognized on a net basis.

13.   Please explain to us whether you have multiple-elements in your revenue arrangements and whether there are any post-shipment obligations. Refer to FASB ASC 605-25-50.

Note E – Debt, page F-15

14.   Please revise to disclose the accounting treatment for the final payment fee on your long-term debt.

Note K – Commitment and Contingencies, page F-25

15.   We reference your discussion of the licensing agreement with Acclarent, Inc. If material, please revise to disclose the license fees and royalties paid under the arrangement.

Prospectus Inside Back Cover

16.   Please tell us why you believe the reference to 29 million chronic sinusitis patients is appropriate given your estimate that the addressable market for your product in the United States consists of approximately 630,000 patients.

<u>Signature Page</u>

17.   Please parenthetically indicate who is signing the registration statement in their capacity as principal financial officer.

        You may contact Li Xiao, Staff Accountant, at (202) 551-4391 or Brian Cascio, Accounting Branch Chief at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Timothy Buchmiller at (202) 551-3635 with any other questions.

                                            Sincerely,

                                            /s/ Tim Buchmiller for

                                            Amanda Ravitz
                                            Assistant Director

cc (via e-mail):   Charles K. Ruck, Esq.
                        Latham & Watkins LLP